                                                                    EXHIBIT 99.1

                                   TEFRON LTD.
                      PARK AZORIM, 94 DERECH EM HAMOSHAVOT
                           PETACH TIKVA, 49527 ISRAEL

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             NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

                         TO BE HELD ON FEBRUARY 26, 2008

                      ------------------------------------

Dear Shareholder,

     You are cordially invited to attend the Extraordinary General Meeting of the shareholders of Tefron Ltd. (the "COMPANY") to be held at the Company's offices located at Park Azorim, 94 Derech Em Hamoshavot, Petach Tikva, Israel on
February 26, 2008, at 11:00 a.m., Israel time (the "MEETING"). The agenda for the Meeting is as follows:

     1. to approve the terms of office for our newly-elected active Chairman of the Board, Mr. Yacov Gelbard, including among others, compensation arrangements, payment of expenses, grant of options and insurance and indemnification arrangements.

     In addition, the shareholders may consider to conduct such other business as may properly come before the Extraordinary General Meeting or any adjournments or postponements thereof.

     The foregoing items of business are more fully described in the Proxy
Statement accompanying this Notice.

     Only shareholders of record at the close of business on January 21, 2008 will be entitled to notice of and to vote at the Meeting and any adjournment thereof.

     Whether or not you plan to attend the Extraordinary General Meeting, you are urged to promptly complete, date and sign the enclosed proxy, and mail it in the enclosed envelope which requires no postage if mailed in the United States.
Return of your proxy does not deprive you of your right to attend the
Extraordinary General Meeting and vote your shares in person.

     Pursuant to the Articles of Association of the Company, a proxy will be effective only if received by the Company at least two hours prior to the time of the Extraordinary General Meeting.

By Order of the Board of Directors,

MICHAL BAUMWALD ORON
COMPANY SECRETARY
January 25, 2008

                                   TEFRON LTD.
                      PARK AZORIM, 94 DERECH EM HAMOSHAVOT
                           PETACH TIKVA, 49527 ISRAEL

                                 PROXY STATEMENT

                  EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

     This Proxy Statement is furnished to shareholders in connection with the solicitation by the Board of Directors of Tefron Ltd. (the "COMPANY" or
"TEFRON") of proxies to be voted at the Extraordinary General Meeting (the
"MEETING") of the shareholders of the Company to be held on February 26, 2008 at
11:00 am., Israel time, at the Company's offices located at Park Azorim, 94
Derech Em Hamoshavot, Petach Tikva, Israel and at any adjournments or postponements thereof. A copy of the Notice of Extraordinary General Meeting of
Shareholders accompanies this Proxy Statement. This Proxy Statement and the proxies solicited hereby are first being sent or delivered to the shareholders on or about January 25, 2008.

PROXIES; COUNTING OF VOTES

     Proxies for use at the Meeting are being solicited by the Board of
Directors of the Company. A form of proxy for use at the Meeting is attached.
The completed proxy should be sent to the Company in the pre-addressed envelope provided and received by the Company at least two (2) hours before the Meeting.
Upon the receipt of a properly executed proxy in the form enclosed herewith, the persons named as proxies therein will vote the Ordinary Shares of the Company
(the "ORDINARY SHARES") covered thereby in accordance with the directions of the shareholder executing such proxy. Subject to applicable law and the rules of the
New York Stock Exchange, in the absence of such instructions, the Ordinary
Shares represented by properly executed and received proxies will be voted "FOR"
the proposed resolution to be presented to the Meeting for which the Board of
Directors recommends a "FOR" vote.

     Shareholders may revoke the authority granted by their execution of proxies at any time before the exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Shareholders may vote shares directly held in their name in person at the Meeting. If a shareholder wants to vote in person at the
Meeting shares held in street name, the shareholder must request a legal proxy from the broker, bank or other nominee that holds the shares, and must present such legal proxy at the Meeting. Attendance at the Meeting will not, by itself, revoke a proxy.

     THE BOARD OF DIRECTORS DOES NOT KNOW OF ANY MATTER, OTHER THAN THOSE SET
FORTH HEREIN, THAT IS EXPECTED TO BE PRESENTED FOR CONSIDERATION AT THE MEETING.
HOWEVER, IF OTHER MATTERS PROPERLY COME BEFORE THE MEETING, THE PERSONS NAMED IN
THE ACCOMPANYING PROXY ARE AUTHORIZED TO VOTE ON SUCH MATTERS USING THEIR
DISCRETION.

RECORD DATE; SOLICITATION OF PROXIES

     Only shareholders of record at the close of business on January 21, 2008 will be entitled to vote at the Meeting and any adjournment thereof. Proxies will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, fax or other personal contact. Copies of solicitation materials will be furnished to banks, brokerage firms, nominees, fiduciaries and other custodians holding Ordinary Shares in their names for others to send proxy materials to and obtain proxies from the beneficial owners of such Ordinary Shares. The Company will bear the cost of soliciting proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

     To the extent you would like to state your position with respect to any of the proposals described in this proxy statement, in addition to any right you may have under applicable law, pursuant to regulations under the Israeli
Companies Law of 1999 (the "COMPANIES LAW"), you may do so by delivery of a notice to the Company's offices located at Park Azorim, 94 Derech Em Hamoshavot,
Petach Tikva 49527, Israel, not later than January 31, 2008.

     Following the Meeting, one or more shareholders holding, at the Record
Date, at least 1,060,149 Ordinary Shares, which represent approximately five percent (5%) of the total voting rights of the Company, which are not held by controlling shareholders of the Company, may review the Proxy Cards submitted to the Company at Company's offices during business hours.

QUORUM AND VOTING REQUIREMENTS

     On January 21, 2008, the Company had 21,202,986 Ordinary Shares
outstanding, each of which is entitled to one vote upon each of the matters to be presented at the Meeting. This number does not include 997,400 Ordinary
Shares held by a wholly-owned subsidiary of the Company.

     At the Meeting, each shareholder of record will be entitled to one vote for each Ordinary Share held by him in respect of each matter to be voted upon.

     Two or more shareholders, present in person or by proxy and holding or representing shares conferring in the aggregate at least twenty five percent
(25%) of the voting power of the Company, will constitute a quorum at the
Meeting. Shares that are voted in person or by proxy "FOR" or "AGAINST" are treated as being present at the Meeting for purposes of establishing a quorum and are also treated as voted at the Meeting with respect to such matters.
Abstentions and broker non-votes will be counted for purposes of determining the presence or absence of a quorum for the transaction of business, but such abstentions and broker non-votes will not be counted for purposes of determining the number of votes cast with respect to the particular proposal. If a quorum is not present within thirty minutes from the time appointed for the Meeting, the
Meeting will be adjourned to the same day on the following week, at the same time and place, or to such day and at such time and place as the Chairman of the
Meeting may determine. At such adjourned Meeting, any two shareholders, present in person or by proxy, will constitute a quorum.

     The affirmative vote of at least a majority of the votes of shareholders present and voting at the Meeting in person or by proxy is required to constitute approval of the proposal to be presented at the Meeting.

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     THESE PROXY AND PROXY CARD SHALL ALSO SERVE AS A VOTING DEED (KTAV
HATZBA'A) AS SUCH TERM IS DEFINED UNDER THE COMPANIES LAW.
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                       BENEFICIAL OWNERSHIP OF SECURITIES
                   BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information as of January 21, 2008 concerning the only persons or entities known to the Company to own beneficially more than five percent (5%) of the Company's outstanding Ordinary Shares. The information presented in this table is based on 21,202,986 Ordinary Shares outstanding as of January 21, 2008, but does not take into account 997,400
Ordinary Shares held by a wholly owned subsidiary of the Company. The number of
Ordinary Shares beneficially owned by a person includes Ordinary Shares subject to options held by that person that were exercisable at January 21, 2008, or exercisable within 60 days of January 21, 2008. The Ordinary Shares issuable under these options are treated as if they were outstanding for purposes of computing the percentage ownership of the person holding these options, but are not treated as if they were outstanding for the purposes of computing the percentage ownership outstanding for any other person. None of the holders of the Ordinary Shares listed in this table have voting rights different from other holders of the Ordinary Shares.

                                                        NUMBER OF                   PERCENT OF
NAME                                                  SHARES OWNED               ORDINARY SHARES*
------------------------------------------------ ------------------------ --------------------------------

Norfet, Limited Partnership
c/o Fimi 2001 Ltd.
Rubinstein House
37 Begin Rd.
Tel Aviv, Israel                                        4,613,085 (1)                 21.76%

Wellington Management Company, LLP
75 State Street,
Boston, MA                                              2,288,179                     10.79%

* Does not take into account 997,400 Ordinary Shares held by a wholly owned subsidiary of the Company.

(1)  Norfet L.P is an Israeli partnership. As of January 21, 2008, 8.82% of
     Norfet was held by FIMI Opportunity Fund, LP, approximately 45.61% of
     Norfet was held by FIMI Israel Opportunity Fund, Limited Partnership, approximately 34.45% was held by Mivtach Shamir Holdings Ltd., approximately 3.45% was held by Migdal Insurance Company, approximately
     6.89% was held by First International Bank of Israel and approximately
     0.786% was held by Zaleznick and Butler. In addition, pursuant to Rule
     13d-5, (i) Mr. Ishay Davidi, a director of the Company, may be deemed to beneficially own the shares held by Norfet due to his position as CEO of
     FIMI 2001 Ltd. and senior partner of FIMI Israel, Opportunity Fund, Limited
     Partnership and FIMI Opportunity Fund, L.P. and (ii) Mr. Meir Shamir, a
     director in the Company, may be deemed to beneficially own the shares held by Norfet due to his 40.02% interest in Mivtah Shamir.

DIRECTORS AND SENIOR MANAGERS

     As of January 21, 2008, the following directors and senior managers beneficially held the number of Ordinary Shares set forth in the table below.
The information in this table is based on 21,202,986 Ordinary Shares (excluding
997,400 shares owned by a wholly owned subsidiary) outstanding as of January 21,
2008. The number of Ordinary Shares beneficially owned by a person includes
Ordinary Shares subject to options held by that person that were exercisable at
January 21, 2008 or exercisable within 60 days of January 21, 2008. The Ordinary
Shares issuable under these options are treated as if they were outstanding for purposes of computing the percentage ownership of the person holding these options but are not treated as if they were outstanding for the purposes of computing the percentage ownership outstanding for any other person. Except as disclosed below, to the Company's knowledge, none of the directors or senior managers beneficially owns any Ordinary Shares.

                                                        NUMBER OF       % OF ORDINARY SHARES
NAME                                                 ORDINARY SHARES        OUTSTANDING**
---------------------------------------------------  ---------------        -------------

Yacov Gelbard                                               ---                   ---
Ishay Davidi                                          4,632,767 (1)             21.84%
Meir Shamir                                           4,613,085 (2)             21.76%
Yosef Shiran                                            815,000 (3)              3.84%
Micha Korman                                                  *                     *
Avi Zigelman                                                ---                   ---
Shirit Kasher                                               ---                   ---
Yacov Elinav                                                ---                   ---
Eli Admoni                                                  ---                   ---
Yarom Oren                                                  ---                   ---
Asaf Alperovitz                                               *                     *
Amit Tal                                                      *                     *
Itamar Harchol                                                *                     *
Anat Barkan                                                 ---                   ---
David Gerbi                                                   *                     *
Ronny Grundland                                             ---                   ---
Ilan Gilboa                                                   *                     *
Michal Baumwald Oron                                          *                     *

Directors and senior managers as a group (18
persons)                                              5,670,449 (4)             25.49%

----------

*    Less than one percent (1%) of the outstanding Ordinary Shares.

**   Does not take into account 997,400 Ordinary Shares held by a wholly owned subsidiary of the Company.

     (1)  Consists of (i) 4,613,085 Ordinary Shares held by Norfet, which Mr.
          Ishay Davidi may be deemed to beneficially own under U.S. securities laws since he serves as CEO of FIMI 2001 Ltd., which controls the general partner of Norfet, one of the Norfet limited partners (which is managed by FIMI 2001 Ltd.) as well as the other Norfet limited partners by virtue of an irrevocable power of attorney; and (ii)
          19,682 Ordinary Shares held by FIMI, which Mr. Ishay Davidi may be deemed to beneficially own in accordance with the above mentioned.

     (2)  Consists of 4,613,085 Ordinary Shares held by Norfet, which Mr. Shamir may be deemed to beneficially own due to his 40% interest in
          Mivtah-Shamir, which held an approximately 34.45% interest in Norfet as of January 21, 2008.

     (3)  Consists of 815,000 Ordinary Shares subject to options exercisable at prices that are between $3.569 and $3.765 per share (which expire between 2011 and 2012).

     (4)  Consists of 4,613,085 Ordinary Shares held by Norfet, which Mr. Ishay
          Davidi may be deemed to beneficially own under U.S securities laws since he serves as CEO of FIMI 2001 Ltd., which controls the general partner and one of the limited partners of Norfet and which Meir
          Shamir may be deemed to beneficially own under U.S securities laws due to his 40% interest in Mivtah-Shamir, which held an approximately
          34.45% interest in Norfet as of January 21, 2008. Further, includes
          19,682 Ordinary Shares held by FIMI which Mr. Ishay Davidi may be deemed to beneficially own under U.S securities laws since he serves as CEO of FIMI 2001 Ltd., which controls the general partner and one of the limited partners of Norfet and includes also 1,037,682 options
          (exercisable within 60 days) to purchase 1,037,682 Ordinary Shares.
          The exercise prices of these options range from 3.5 to 8.515 per share. These options will expire between 2009 and 2016.

EXECUTIVE COMPENSATION -

     The aggregate direct remuneration paid to all Directors and senior management as a group for services in all capacities for the year ended December
31, 2007 was approximately $2.2 million, of which $90,500 was paid to Directors in their capacities as Directors. Negligible amounts were set aside or accrued for vacation and recuperation pay. No amounts were set aside or accrued to provide pension, retirement or similar benefits. The amount does not include any amounts expended by the Company for automobiles made available to its officers, expenses (including business travel and professional and business association dues and expenses) reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in Israel and $120,000 in management fees paid to Norfet and $80,000 in management fees paid to New York Delights, a company wholly owned by Arie Wolfson, a former director and former chairman of the
Company's Board of Directors.

     In 2007, the Company did not grant options under the Share Option Plan.

                                    PROPOSAL

             APPROVAL OF THE TERMS OF OFFICE OF THE ACTIVE CHAIRMAN
                            OF THE BOARD OF DIRECTORS

     Under the Companies Law, a director's compensation requires the approval of the Audit Committee, the Board of Directors and the shareholders of the Company.
Following the approval by the Audit Committee and the Board of Directors, it is
proposed to approve the terms of office of the active Chairman of the Board of
Directors.

     Mr. Yacov Gelbard ("MR. GELBARD") began rendering his services to the
Company on January 1, 2008 as Active Chairman of the Company's Board of
Directors. Mr. Gelbard is to provide management services to the Company as an independent contractor pursuant to a proposed Services Agreement between the
Company and Mr. Gelbard (the "AGREEMENT"), the material terms of which are described below.

     THE SERVICES. Mr. Gelbard will be an active partner and leader in the formulation and execution of the long term and short term policies of the
Company, including the advancement of the business of the Company. Mr. Gelbard will contribute of his experience and capabilities, as much as will be required, for the providence of the Services.

     MONTHLY FEE. The Company will pay Mr. Gelbard a monthly fee of NIS 60,000
(the "MONTHLY Fee"), subject to increases at the end of each fiscal quarter in accordance with increases in the Israeli consumer price index since December 15,
2007 (the "INCREASED MONTHLY FEE"), in each case plus VAT. This compensation is to constitute the total compensation due to Mr. Gelbard under the Agreement and includes the consideration for any social and fringe benefits to which Mr.
Gelbard is entitled to (whether for annual vacation, recuperation pay, bituach leumi (social welfare payments), severance pay, education fund and other benefits).

     EXPENSES. Mr. Gelbard will be entitled to a reimbursement of all expenses incurred in connection with his position, whether in Israel or abroad, including but not limited to car expenses, board and lodging, hospitality and similar items.

     OPTIONS. The Agreement provides for the grant by the Company to Mr. Gelbard of options to purchase 300,000 Ordinary Shares, subject to the approval of the
Audit Committee, Board of Directors and shareholders of the Company. The exercise price of the options would be equal to the closing price per share of
Tefron's ordinary shares on the New York Stock Exchange on the day on which the
Company's shareholders' approve the grant of such options (the "relevant day").
The options are to vest over a period of three (3) years - one-third upon the completion of 12 months from the relevant day, one-third upon completion of 24 months from the relevant day and one-third upon completion of 36 months from the relevant day, assuming, in each case that the Agreement is in full force and effect at the end of the prescribed vesting periods.

     Mr. Gelbard would be able to exercise any vested options starting from the elapse of the applicable holding period set in section 102 to the Israeli Tax
Ordinance and until five years from the relevant day. Should Mr. Gelbard terminate the Agreement, he would be entitled to exercise the vested options until the earlier of two years from termination of the Agreement or five years from the relevant day, whether or not the Agreement is in effect at the time of exercise. However, in the event of the distribution of a dividend on the
Company's ordinary shares, then an amount equal to the dividend per share will be deducted from the exercise price of each option that Mr. Gelbard is not able to exercise as of the date of record date for such dividend, whether because such options had not yet vested or because the applicable holding period for such options under section 102 of the Israeli Tax Ordinance had not yet elapsed.

     The Audit Committee and Board of Directors of the Company have already approved the grant of these options to Mr. Gelbard. Shareholders will be asked at the Meeting as part of this proposal to approve the grant of these options to
Gelbard.

     INSURANCE AND INDEMNIFICATION. Mr. Gelbard will be included in the
Company's Directors' and Officers' liability insurance policy in connection with the services rendered under the Agreement. The Company will also provide Mr.
Gelbard with an indemnification letter in the form approved by the Company's shareholders on August 7, 2007.

     CONFIDENTIALITY. Mr. Gelbard undertakes to hold in confidence and not to disclose and use (except in the capacity of his position) any information related to the Company obtained by Gelbard while providing his services. The confidentiality provision will survive the termination of the Agreement.

     NON-COMPETE. During the period of the Agreement and for a period of six (6)
months following the termination thereof, Mr. Gelbard undertakes not to compete with the Company and with any of the Company's projects and/or activities.

     TERM/TERMINATION. The term of the agreement is to be initially for 12 months commencing January 1, 2008 (the "INITIAL PERIOD"). To the extent the parties do not provide a termination notice, and to the extent the Agreement is not terminated for cause, the Agreement will then be extended automatically for an additional unlimited term (the "EXTENDED PERIOD"). During the Extended
Period, each party may terminate the Agreement upon ninety (90) days prior written notice (such 90-day period, the "NOTICE PERIOD"). During the Notice
Period, Mr. Gelbard would continue to provide the services and be entitled to the compensation pursuant to the Agreement, although the Company is entitled to waive Mr. Gelbards' services with the Company during the Notice Period or any part thereof so long as the Company pays Mr. Gelbard his compensation for the remainder of the Notice Period. The Company will have a right to terminate the
Agreement immediately for cause, which includes among others, a material breach by Mr. Gelbard of his confidentiality undertaking and/or duty of loyalty and a breach by Mr. Gelbard of a fundamental term of the Agreement that can be cured, but which is not cured within 14 days of demand to do so.

     It is proposed that at the Meeting, the following Resolution be adopted:

     "RESOLVED, TO APPROVE AND AUTHORIZE THE ENTRY INTO THE SERVICES AGREEMENT
BETWEEN THE COMPANY AND MR. YACOV GELBARD AND TO APPROVE THE RETENTION OF HIS
SERVICES, INCLUDING SUCH FEES, COSTS AND EXPENSES INCURRED IN CONNECTION WITH
SUCH SERVICES.

     The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this resolution.

     THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE APPROVAL OF THIS PROPOSAL.

                                  OTHER MATTERS

     The Board of Directors knows of no matters that are to be brought before the meeting other than as set forth in the Notice of Extraordinary General
Meeting. If any other matter requiring a vote of the shareholders properly comes before the meeting, the persons named in the enclosed form of proxy are authorized to vote on such matter using their discretion.

By Order of the Board of Directors

MICHAL BAUMWALD ORON
COMPANY SECRETARY
January 25, 2008